                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
                    --------------------------------------
                                (CUSIP Number)

          William D. Pratt, Executive Vice President, Secretary and
                               General Counsel,
              Greate Bay Casino Corporation, 200 Decadon Drive,
            Suite 100, Egg Harbor Township, New Jersey 08234-3899
                                (609) 407-7440
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               DECEMBER 29, 1998
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A
-----------------------
  CUSIP NO. 391546108
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Jack E. Pratt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,051,654 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             877,336 (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          174,318 (3)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,051,654
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
       IN
------------------------------------------------------------------------------

(1) Represents (a) Common Stock owned of record by Jack E. Pratt (658,738 shares), C.A. Pratt Partners, Ltd. (58,106 shares), Jack E. Pratt, Custodian for Michael Eldon Pratt (80,246 shares), and Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (80,246 shares); and (b) Common Stock owned of record by Jill Pratt LaFerney (87,159 shares) and John R. Pratt (87,159 shares), which are subject to a proxy giving Jack E. Pratt the sole power to vote such shares.

(2) Represents Common Stock owned of record by Jack E. Pratt (658,738 shares), C.A. Pratt Partners, Ltd. (58,106 shares), Jack E. Pratt, Custodian for Michael Eldon Pratt (80,246 shares), and Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (80,246 shares).

(3) Represents Common Stock owned of record by Jill Pratt LaFerney (87,159 shares) and John R. Pratt (87,159 shares), which are subject to a proxy that prohibits transfers of such shares without Jack E. Pratt's consent.

                                 SCHEDULE 13D/A
-----------------------
  CUSIP NO. 391546108
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         C. A. Pratt Partners, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            58,106 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             58,106 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       58,106
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
       PN
------------------------------------------------------------------------------

(1)  Power is exercised through its General Partner, Jack E. Pratt.

     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and replaces in its entirety the Amendment No. 1 to Schedule 13D previously filed by Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; J.E. Pratt Co. No. 1 (the "Partnership"); and the W.D. Pratt Family Trust (the "W.D.P. Trust") by furnishing the information set forth below.

Item 1.   Security and Issuer.
------    -------------------

          This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Decadon Drive, Suite 100, Egg Harbor Township, New Jersey 08234-3899.

Item 2.   Identity and Background.
------    -----------------------

          This statement is filed on behalf of Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; and C.A. Pratt Partnership, Ltd. (the "Limited Partnership") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

          Jack E. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as the Chairman of the Board and Chief Executive Officer of Hollywood Casino Corporation ("Hollywood") and as director of the Company. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi. The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Jack E. Pratt acts as the appointed Custodian of his minor children, Michael Eldon Pratt and Caroline de La Fontaine Pratt.

          The Limited Partnership is organized as a limited partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the sole General Partner of the Limited Partnership and acts as its Managing Partner. The principal business of the Limited Partnership is to hold investments for the benefit of its partners. The address of the Limited Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

          To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as General Partner of the Limited Partnership and Custodian for Michael Eldon Pratt and Custodian for Caroline de La Fontaine Pratt, none of the Reporting Persons, or the limited partners of the Limited Partnership have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as General Partner of the Limited Partnership and Custodian for Michael Eldon Pratt and Custodian for Caroline de La Fontaine Pratt, none of the Reporting Persons or the limited partners of the Limited Partnership have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Jack E. Pratt, Michael Eldon Pratt and Caroline de La Fontaine Pratt are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

          In the prior Amendment No. 1 to Schedule 13D filing to which this Amendment relates (the "Prior Schedule"), Jack E. Pratt was reported as owning of record individually 119,160 shares of Common Stock. In this Amendment, Jack
E. Pratt is reported as owning of record individually 658,738 shares of Common Stock. The 539,578 share increase to Jack E. Pratt's individual record ownership is attributable to 58,106 shares of Common Stock that were obtained as a partnership distribution upon dissolution (the "Partnership Dissolution") of the Partnership and 481,472 shares of Common Stock that were obtained as a gift from Aileen M. Pratt, Jack E. Pratt's wife. The Partnership Dissolution occurred on December 29, 1998. Jack E. Pratt paid no consideration in return for the shares of Common Stock received from Aileen M. Pratt.

          In the Prior Schedule, Jack E. Pratt was reported as having sole voting power and sole dispositive power over 290,530 shares of Common Stock owned of record by the Partnership. Prior to the Partnership Dissolution, Jack
E. Pratt was the Managing General Partner of the Partnership and Jill Pratt LaFerney, John R. Pratt and the Limited Partnership were general partners of the Partnership. The 290,530 shares of Common Stock owned by the Partnership prior to the Partnership Dissolution were distributed to the Partnership's general partners in the Partnership Dissolution. None of the general partners of the Partnership paid any consideration in return for the shares of Common Stock received in the Partnership Dissolution.

          In the Prior Schedule, Jack E. Pratt was reported as having sole voting power and sole dispositive power over 168,501 shares of Common Stock owned of record by the W.D.P. Trust. Jack E. Pratt was the Trustee of the W.D.P. Trust. The W.D.P. Trust was dissolved on December 29, 1998 (the "W.D.P. Trust Dissolution"), and the shares of Common Stock owned by it have been distributed to its beneficiaries.

          In this Amendment, the Limited Partnership is reported as owning of record 58,106 shares of Common Stock. The Limited Partnership received 58,106 shares of Common Stock as a partnership distribution in the Partnership Dissolution.

          In the Prior Schedule, Jack E. Pratt was reported as owning of record 37,763 shares of Common Stock as Custodian for Michael Eldon Pratt and 37,763 shares of Common Stock as Custodian for Caroline de La Fontaine Pratt. In this Amendment, Jack E. Pratt is reported as owning of record 80,246 shares of Common Stock as Custodian for Michael Eldon Pratt and 80,246 shares of Common Stock as Custodian for Caroline de La Fontaine Pratt. In each case, the 42,483 share increase is attributable to shares obtained upon dissolution (the "J.E.P. Trust Dissolution") of the J.E. Pratt Family Trust I (the "J.E.P. Trust"). The J.E.P. Trust Dissolution occurred on December 29, 1998. Aileen M. Pratt also received 481,472 shares of Common Stock in the J.E.P. Trust Dissolution. Prior to the J.E.P. Trust Dissolution, Michael Eldon Pratt, Caroline de La Fontaine Pratt and Aileen M. Pratt were the beneficiaries of the J.E.P. Trust. None of Jack E. Pratt, Michael Eldon Pratt, Caroline de La Fontaine Pratt or Aileen M. Pratt paid any consideration in return for the shares of Common Stock received in the J.E.P. Trust Dissolution.

          In the Partnership Dissolution, Jill Pratt LaFerney received 87,159 shares of Common Stock and John R. Pratt received 87,159 shares of Common Stock as partnership distributions. Each of Jill Pratt LaFerney and John R. Pratt have entered into a voting trust agreement (the "Proxy") with Jack E. Pratt with respect to the shares of Common Stock received by them in the Partnership Dissolution. The Proxy irrevocably grants to Jack E. Pratt the power to vote such shares of Common Stock and also provides that the shares of Common Stock subject to the Proxy may not be transferred without Jack E. Pratt's approval. Jill Pratt LaFerney and John R. Pratt have agreed in the Proxy that they will not attempt to exercise any control or influence over Jack E. Pratt with respect to voting of the shares of Common Stock that are subject to the Proxy. The term of the Proxy is until December 31, 2001. Jack E. Pratt paid no consideration in return for the Proxy.

          The Reporting Persons hold their respective shares of Common Stock for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) Jack E. Pratt owns of record 819,230 shares of Common Stock, of which 80,246 shares are owned as Custodian for Michael Eldon Pratt and 80,246 shares are owned as Custodian for Caroline de La Fontaine Pratt (representing approximately 15.8% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 1,051,654 shares of Common Stock (representing approximately 20.3% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 658,738 shares owned of record individually by him, 58,106 shares owned of record by the Limited Partnership; 80,246 shares owned of record by Jack E. Pratt, Custodian for Michael Eldon Pratt; 80,246 shares owned of record by Jack
E. Pratt, Custodian for Caroline de La Fontaine; 87,159 shares owned of record by Jill Pratt LaFerney that are subject to the Proxy; and 87,159 shares owned of record by John R. Pratt that are subject to the Proxy.

          The Limited Partnership owns of record and beneficially an aggregate of 58,106 shares of Common Stock (representing approximately 1.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Jack E. Pratt has sole voting power and sole dispositive power with respect to the 658,738 shares of Common Stock owned of record by him individually; the 58,106 shares of Common Stock owned of record by the Limited Partnership; the 80,246 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Michael Eldon Pratt; and the 80,246 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Caroline de La Fontaine Pratt. Jack E. Pratt has sole voting power and shared dispositive power with respect to the 87,159 shares of Common Stock owned of record by Jill Pratt LaFerney and the 87,159 shares of Common Stock owned of record by John R. Pratt.

          The Limited Partnership has sole voting power and sole dispositive power with respect to the 58,106 shares of Common Stock owned of record by it.

     (c) The only transactions by the Reporting Persons in the Common Stock of the Company during the past 60 days are the Partnership Dissolution, the W.D.P. Trust Dissolution, the J.E.P. Trust Dissolution, the Proxy and the gift described in Item 4 above. The descriptions of the Partnership Dissolution, the W.D.P. Trust Dissolution, the J.E.P. Trust Dissolution, the Proxy and the gift in Item 4 are hereby incorporated by this reference.

     (d) Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 658,738 shares of Common Stock owned of record individually by him; the 80,246 shares of Common Stock owned of record by him, as Custodian for Michael Eldon Pratt; and the 80,246 shares of Common Stock owned of record by him, as Custodian for Caroline de La Fontaine Pratt.

          The Limited Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 58,106 shares of Common Stock owned of record by it.

          To the best of Jack E. Pratt's knowledge, Jill Pratt LaFerney has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 87,159 shares of Common Stock owned of record by her.

          To the best of Jack E. Pratt's knowledge, John R. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 87,159 shares of Common Stock owned of record by him.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Jack E. Pratt is the Managing General Partner of the Limited Partnership, Custodian for Michael Eldon Pratt and Custodian for Caroline de La Fontaine Pratt, all of which own Common Stock of the Company.

          Attached hereto as Exhibit 7.1 and incorporated herein by reference is
                             -----------
a copy of a Joint Filing Agreement.

          On December 29, 1998, Jack E. Pratt entered into the Proxy with Jill Pratt LaFerney and John R. Pratt. Pursuant to the Proxy, Jill Pratt LaFerney and John R. Pratt irrevocably granted to Jack E. Pratt all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over Jack E. Pratt with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without Jack E. Pratt's approval. The term of the Proxy is until December 31, 2001.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.
     7.2 Voting Trust Agreement, dated December 29, 1998, among Jill Pratt LaFerney, John R. Pratt and Jack E. Pratt.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1999

                                        JACK E. PRATT

                                        /s/ JACK E. PRATT
                                        ________________________________________


                                        C.A. PRATT PARTNERS, LTD.

                                        /s/ JACK E. PRATT
                                        ________________________________________
                                        By:  Jack E. Pratt
                                             General Partner